UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 25 - 2008 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on December 16, 2008.

Exhibit 1

ANNOUNCEMENT NO. 25 – 2008

16 December 2008

Extraordinary general meeting – dividend and timing

At the extraordinary general meeting of the shareholders of A/S Dampskibsselskabet TORM today the Chairman of the Board of Directors will give the shareholders the following information with regard to the expected timing of the sequence of events for the interim dividend distribution:

The Board of Directors intends to exercise its authorisation the day after the extraordinary general meeting, i.e. on Wednesday, 17 December 2008 by adopting a resolution to distribute interim dividends in the aggregate amount of DKK 328 million in cash corresponding to DKK 4.5 per share in TORM of a nominal value of DKK 5 each. Assuming this, distribution of dividend is expected to be handled through the Danish VP Securities Services (VP) on Monday, 22 December 2008 on the basis of the shareholdings registered on VP accounts following an update at the end of the trading day, and the dividends will be available to the shareholders on Tuesday, 23 December 2008. For trades in TORM shares subject to customary three trading days’ settlement, Thursday, 18 December 2008 will be the first trading day where TORM shares trade ex dividend.

The Chairman will further advise that any possible later use by the Board of Directors of the authority granted will be subject to prior approval from the shareholders at a general meeting.

Contacts:	Mikael Skov, CEO, tel.: +45 39 17 92 00 Roland M. Andersen, CFO, tel.: +45 39 17 92 00

ANNOUNCEMENT NO. 25 – 2008
16 DECEMBER 2008	A/S DAMPSKIBSSELSKABET TORM – EXTRAORDINARY GENERAL MEETING	1/2

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 130 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 25 – 2008
16 DECEMBER 2008	A/S DAMPSKIBSSELSKABET TORM – EXTRAORDINARY GENERAL MEETING	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        A/S STEAMSHIP COMPANY TORM
        (registrant)

Dated: December 16, 2008
        By: /s/ Mikael Skov
        Name: Mikael Skov
        Title:   Interim Chief Executive Officer